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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                             PP&L RESOURCES, INC.
                               (NAME OF ISSUER)

                             PP&L RESOURCES, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   693499105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                JOHN R. BIGGAR
                       SENIOR VICE PRESIDENT--FINANCIAL
                             PP&L RESOURCES, INC.
                            TWO NORTH NINTH STREET
                         ALLENTOWN, PENNSYLVANIA 18101
                            (TEL. NO. 610-774-5151)
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
       AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                AUGUST 14, 1998
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  AMOUNT OF FILING FEE
----------------------  --------------------
     $459,000,000             $91,800

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*  Calculated solely for purposes of determining the filing fee, based upon the purchase of 17,000,000 shares at the maximum tender offer price per share of $27.00.

[_]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

Amount Previously Paid: N/A     Filing Party: N/A
Form or Registration No.: N/A   Date Filed: N/A

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                               EXPLANATORY NOTE

  Copies of the Offer to Purchase (the "Offer to Purchase") and the Letter of Transmittal, among other documents, have been filed by PP&L Resources, Inc., a Pennsylvania corporation (the "Company"), as Exhibits to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"). Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the corresponding caption in the Offer to Purchase, including the information stated under such captions as being incorporated in response thereto.

ITEM 1. SECURITY AND ISSUER.

(a) The name of the issuer is PP&L Resources, Inc. (the "Company"), a Pennsylvania corporation that has its principal executive offices at Two North Ninth Street, Allentown, Pennsylvania 18101.

(b)    The information set forth in the front cover page; the "Introduction";
       Section 2--"Purpose of the Offer; Certain Effects of the Offer"; and
       Section 11--"Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8--"Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

(d)    Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS.

(a)-(b) The information set forth in Section 9--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(j) The information set forth in Section 2--"Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in Section 11--"Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    Not applicable.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 15--"Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

(a) The information set forth in Section 10--"Certain Information Concerning the Company" in the Offer to Purchase and Exhibits (g)(1) and (g)(2) hereto is incorporated herein by reference.

(b) The information set forth in Section 10--"Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference.


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

ITEM 8. ADDITIONAL INFORMATION.

(a)    Not applicable.

(b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the offer in the Offer to Purchase, which information contained therein is incorporated herein by reference, other than as described in Section 13--"Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase and other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4, and the requirements of the state securities or "Blue Sky" laws.

(c)    Not applicable.

(d)    Not applicable.

(e) Reference is hereby made to the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
       (a)(2), respectively, and each of which are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 (a)(1)  Offer to Purchase dated August 14, 1998.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
 (a)(6)  Letter to Shareowners dated August 14, 1998.
 (a)(7)  Press Release dated August 14, 1998.
 (a)(8)  Summary Advertisement dated August 14, 1998.
 (a)(9)  Guidelines of the Internal Revenue Service for Certification of
         Taxpayer Identification Number on Substitute Form W-9.
 (b)     Not applicable.
 (c)     Not applicable.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.
 (g)(1)  The Company's Annual Report on Form 10-K for the year ended December
         31, 1997.
 (g)(2)  The Company's Quarterly Report on Form 10-Q for the six month period ended June 30, 1998.

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 1998                    PP&L Resources, Inc.

                                                    /s/ John R. Biggar
                                          By: _________________________________
                                          Name: John R. Biggar
                                          Title:Senior Vice President--
                                           Financial

                                    EXHIBITS

  EXHIBIT
    NO.    DESCRIPTION
  -------  -----------
 99.(a)(l) Offer to Purchase dated August 14, 1998.
 99.(a)(2) Letter of Transmittal.
 99.(a)(3) Notice of Guaranteed Delivery.
           Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
 99.(a)(4) Other Nominees.
 99.(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees.
 99.(a)(6) Letter to Shareowners dated August 14, 1998.
 99.(a)(7) Press Release dated August 14, 1998.
 99.(a)(8) Summary Advertisement dated August 14, 1998.
 99.(a)(9) Guidelines of the Internal Revenue Service for Certification of
           Taxpayer Identification Number on Substitute Form W-9.
 99.(b)    Not applicable.
 99.(c)    Not applicable.
 99.(d)    Not applicable.
 99.(e)    Not applicable.
 99.(f)    Not applicable.
           The Company's Annual Report on Form 10-K for the year ended December
 99.(g)(1) 31, 1997.
           The Company's Quarterly Report on Form 10-Q for the six month period
 99.(g)(2) ended June 30, 1998.

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